UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 6, 2025

Ka Wai Victor Mo
Chief Executive Officer
ANEW Health Limited
Unit 2301-05, 23/F, Tower 5, The Gateway
Harbour City, 15 Canton Road
Tsim Sha Tsui, Kowloon, Hong Kong

Re: ANEW Health Limited
Amendment No. 2 to
Draft Registration Statement on Form F-1
Submitted December 20, 2024
CIK No. 0002019042

Dear Ka Wai Victor Mo:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 5, 2024 letter.

Amendment No. 2 to Draft Registration Statement on Form F-1 submitted December 20, 2024

Management's Discussion and Analysis of Financial Condition
Revenue, page 63

1. We note your response to prior comment 7 and the updates made to the revenue discussion within results of operations. Please update your discussion so that an investor can easily understand what drives the $12,573,332 increase in Pain Management and Health Services income. Please describe the increase in the number

of contracts and the average annual contract value. Refer to Item 303(2) of Regulation S-K.

Pain Management and Function Enhancement Services, page 84

2. We note your response to prior comment 12 and your analysis of aggregation criteria provided as outlined ASC 280-10-50-11 and reissue. Please revise your disclosure on segment reporting to either report revenues for each product and service, or disclose that providing such information is impracticable, as required by ASC 280-10-50-40.

Service Center, page 87

3. We note your response to prior comment 3 that before your Tsim Sha Tsui Service Center become operational, you operated several service centers in the district of Mong Kok, Tsim Sha Tsui, and Wanchai in Hong Kong. Please include a similar statement in your prospectus to explain the context of your operating history prior to the opening of the Tsim Sha Tsui Service Center.

Note 11 - Equity, page F-19

4. We note your response to prior comment 13. Please expand Note 17 to provide more detailed disclosure regarding these amounts due, including the nature of the transactions that resulted in these amounts due as well as the significant terms and conditions of the amounts due. Please also disclose whether Mr. Ka Wai Victor, Mo will settle the outstanding receivables in cash.

General

5. Please file your exhibits in proper text-searchable format, including exhibits 10.4, 10.5, 10.6, 10.7, 10.8 and 10.9. Please refer to Item 301 of Regulation S-T.

Please contact Tayyaba Shafique at 202-551-2110 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Conlon Danberg at 202-551-4466 or Jane Park at 202-551-7439 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: William S. Rosenstadt, Esq.